Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

April 16, 2020

VIA E-MAIL ATTACHMENT

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re: SigmaRenoPro, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2019

Filed August 30, 2019

File No. 333-221302

Dear Sir or Madam:

We submit the information in this letter, on behalf of our client, SigmaRenoPro, Inc., a Nevada corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 31, 2020.

The Staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the Staff’s comments follow each staff comment.

Form 10-K filed August 30, 2019

Item 9A. Controls and Procedures., page 16

1. Please revise to include a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting. Refer to Item 308(a)(2) of Regulation S-K.

Company response: The Company has revised its disclosure on page 16 the disclose that it has conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of June 30, 2019, under the framework in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commissions.

Exhibit 31.1 and 31.2, page 20

2. You have omitted paragraph 4(b) referring to the design of internal control over financial reporting after the end of the transition period that allowed for this omission. Please revise. In addition, please remove the officer's title at the beginning of the certifications, including exhibits 32.1 and 32.2. Your certifications should be presented in the exact form required by Item 601(b)(31) of Regulation S-K. Please note that this comment also applies to your Form 10-Q reports filed after June 30, 2018.

Company response: The Company has revised its disclosure in Exhibits 31.1 and 31.2 to include the reference paragraph 4(b).

Signatures, page 21

3. The annual report should also be signed by Omar Aamar in his capacity as the Chief Accounting Officer or Controller and by at least a majority of your board of directors or persons performing similar functions. Refer to General Instruction D(2)(a) of Form 10-K and revise accordingly.

Company response: The amendment to the Form 10-K has been signed by Omar Aamar in his capacity as the principal executive officer, principal accounting officer and principal financial officer, and by the member of the Company’s board of directors.

Report of Independent Registered Public Accounting Firm, page F-1

4. The report should also be addressed to the stockholders. Please revise.

Company response: The Company’s Independent Registered Public Accounting Firm has amended its report to also be addressed to the stockholders. Please see page F-1.

Please contact the undersigned with any questions or comments.

Very truly yours,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo
Thomas E. Puzzo